IVY DISTRIBUTORS, INC.

Balance Sheet

December 31, 2019

(In thousands)

Assets

Cash and cash equivalents	$	19,109
Investment securities		30,912
Receivables:		
Fund receivables		326
Income tax receivable from parent		2,426
Due from affiliates		498
Other receivables		401
Prepaid expenses and other current assets		5,025
Total current assets		58,697
Property and equipment, net		3,320
Deferred sales commissions, net		748
Other assets		22
Deferred income taxes		1,101
Total assets	$	63,888

Liabilities and Stockholder's Equity

Accounts payable	$	1,383
Accrued compensation		9,490
Payable to third party brokers		12,130
Due to affiliates		4,874
Other current liabilities		424
Total current liabilities		28,301
Accrued pension costs		116
Other long term liabilities		62
Total liabilities		28,479
Stockholder's equity:		
Common stock, $0.001 par value. 1,000 shares authorized;		
100 shares issued and outstanding.		—
Additional paid-in capital		444,109
Accumulated deficit		(408,700)
Total stockholder's equity		35,409
Total liabilities and stockholder's equity	$	63,888

See accompanying notes to financial statements.